PROGEN
                                                              INDUSTRIES LIMITED


                               MEDIA ANNOUNCEMENT


              PROGEN COMMENCES HUMAN LIVER CANCER TRIAL WITH PI-166


BRISBANE, AUSTRALIA - MONDAY JANUARY 13TH 2003: Progen Industries (ASX:PGL) (NASDAQ:PGLAF) has commenced a Phase 1b human trial with anti-cancer agent PI-166 at the St George Hospital in Sydney in patients with inoperable primary liver cancer (hepatoma). The Principal Investigator for the trial is leading liver surgeon Professor David Morris from the University of New South Wales
(UNSW).

The objective of the trial will be to determine the safety and tolerability of a single localised delivery of PI-166 to the affected liver. The trial is expected to take one year and involve approximately 20-30 patients.

PI-166 is a small organic compound with specific avidity to liver cancer cells. In preclinical studies conducted by Professor Morris and pharmacologist Dr Mohammad Pourgholami, the compound demonstrated the ability to reduce the growth of rat hepatomas, which like human hepatomas, are resistant to established anti-cancer agents.

Professor David Morris explained, "The dearth of available and effective treatments for hepatoma represents a huge unmet medical need. It is a desperate and frustrating situation for patients and their physicians that many tumours are inoperable by the time they are diagnosed and resistant to current therapies.

"As a treating surgeon I am particularly interested in investigating this new opportunity for treating hepatoma patients and very pleased to have the opportunity to commence human trials so soon after announcing our collaboration with Progen Industries," he said.

In September 2002, Progen announced an exclusive license agreement for the development of PI-166 with Unisearch, the commercial arm of UNSW. PI-166 complements Progen's lead cancer drug, PI-88, which is currently in multiple trials in patients with other advanced cancers.


ABOUT HEPATOMA (LIVER CANCER)

Over 400,000 new cases of primary liver cancer are diagnosed worldwide each year and existing treatment options are of limited benefit to most patients. Many tumours are inoperable by the time they are diagnosed. Furthermore, hepatoma tumours are usually resistant to available drug treatments.

Liver cancer is often a long-term consequence of chronic liver disease from hepatitis B and C infection or alcohol abuse. It is the fifth most common cancer in the world due to the high incidence of hepatitis in Asia, and is a leading cause of cancer morbidity and death in countries most afflicted. Australia has seen a 50% increase in mortality in the last 10 years.


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Despite  intense  research  in  this  area little improvement has been gained in treatment outcomes, and the survival statistics reveal a huge unmet clinical need.

PROGEN ENQUIRIES:
               Dr. Robert Don
               VP Research & Development, Progen Industries Limited
               Tel: ++61 7 3273 9100

PATIENT ENQUIRY LINE
               Email: research@progen.com.au
                      ----------------------
               Tel: ++ 61 (0)417 436 548 (Australia)


MEDIA ENQUIRIES:
Australia:     Kate Mazoudier, Monsoon Communications
               Tel: ++ 61 403 497 424

US:            Stephen Anderson, Six Sigma Group
               Tel: ++ 1-415-776-6499

ABOUT PROGEN

Progen Industries is a biotechnology company committed to the discovery, development and commercialisation of small molecule pharmaceuticals for the treatment of a variety of diseases. The company's lead drugs PI-88 and PI-166 are under development as potential treatments for different cancers.

Progen's drug discovery efforts are focused on the development of potent, selective inhibitors of carbohydrate-protein interactions, which are implicated in a range of different diseases. The company has a GMP (Good Manufacturing Practice) certified facility that develops and manufactures drug candidates for early stage clinical trials for other biotechnology companies.


This press release contains forward-looking statements that are based on current management expectations. These statements may differ materially from actual future events or results due to certain risks and uncertainties, including without limitation, risks associated with drug development and manufacture, risks inherent in the extensive regulatory approval process mandated by the United States Food and Drug Administration and the Australian Therapeutic Goods Administration, delays in obtaining the necessary approvals for clinical testing, patient recruitment, delays in the conduct of clinical trials, marketing approval and market acceptance of PI-88, PI-166 and other drugs, future capitals needs, general economic conditions, and other risks and uncertainties detailed from time to time in the Company's filings with the Australian Stock Exchange and the United States Securities and Exchange Commission. Moreover, there can be no assurance that others will not independently develop similar products or processes or design around patents owned or licensed by the Company, or that patents owned or licensed by the Company will provide meaningful protection or competitive advantages.


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